August 5, 2005

Via Facsimile
Ms. Mary Beth Breslin
Attorney Advisor
Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 6010
Washington, D.C. 20549

Re:	Caterpillar Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed April 28, 2005
File No. 333-121003

Dear Ms. Breslin:

We have received your comment letter dated May 2, 2005. Caterpillar’s responses to each item follow each comment.

Material U.S. Federal Tax Consequences - Page 27

1.
We note your response to comment 3, including your statement that you have identified throughout this section the specific tax consequences that represent the opinion of counsel. Particularly given the length and complexity of your tax consequences discussion, please revise the introductory paragraph of this section to include a brief bullet-point list of the specific tax consequences upon which counsel has opined. Please also revise that paragraph to briefly identify the consequences upon which counsel is unable to opine.

Response:

We acknowledge the staff’s comment; tax counsel has revised its opinion to include discussion of the specific tax consequence upon which it has opined. The tax opinion also discusses the specific tax consequences upon which counsel is unable to opine due to the lack of legal authority addressing those issues.

Tax treatment of the Exchange - Page 28

2.
Please revise your disclosure in this section and on pages 4-5 of the summary section to state more clearly the tax consequences upon which counsel has opined and to state with greater precision any factual assumptions upon which those opinions are dependent. For example, we note that several of counsel's statements of opinion are qualified by language such as “it is impossible to know with certainty,”“unless there is a change in interest rates,”“unless there is a substantial change in interest rates," “based on current facts,” and “in such event.” Providing a short-form tax opinion does not modify counsel’s obligation to clearly and unambiguously state the matters upon which counsel is opining and any factual assumptions upon which those opinions are based; the primary difference between a short-form opinion and a long-form opinion is that the corpus of the opinion that would otherwise be included in a long-form opinion is instead included, with substantially the same clarity and precision, in the prospectus. Thus, just as such qualifying language would not be appropriate in a long-form opinion, that qualifying language is not appropriate in the prospectus when counsel is providing a short-form opinion. For example, if an opinion with respect to a particular material tax consequence is dependent upon future interest rates, the disclosure in the opinion should state the range of future interest rates for which counsel is able to give the stated opinion and also include counsel’s opinion, if any, if future interest rates are ultimately outside of that range.

Response:

We acknowledge the staff’s comment. As noted above, tax counsel has revised its opinion to include, in long form, a discussion of the specific tax consequence upon which it has opined. The tax opinion also discusses the specific tax consequences upon which counsel is unable to opine due to the lack of legal authority addressing those issues. Consistent with the inclusion in the registration statement of a long-form opinion, the discussions of the tax treatment of the exchange in the Material U.S. Federal Income Tax Consequences section and prospectus summary section have been revised to refer to and conform with the long-form opinion.

Exhibit 8

3.	The last paragraph of the opinion implies that shareholders are not entitled to rely on the opinion. Please remove the disclaimer.

Response:

We acknowledge the staff’s comment; tax counsel has revised the opinion to eliminate the statements that (a) the opinion is issued solely for the Company’s benefit; and (b) the opinion may not be relied upon by any person other than the Company.

Please contact either myself or our Securities Counsel, Sean McKessy ((309) 675-1094), should you have any questions or wish to discuss our responses further. Thank you.

Very truly yours,

/s/James B. Buda
James B. Buda
Caterpillar Inc.
General Counsel, Vice President and Secretary
Telephone (309) 675-4428